EXHIBIT 99.(a)(13)

ScottishPower    1

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

This letter is confidential. Nothing in this letter shall be construed as investment advice or any investment recommendation given by or on behalf of ScottishPower plc (the Company) or any other person.

This letter should be read in conjunction with the circular to shareholders of the Company which includes details of the Return of Cash and Capital Reorganisation dated 31 March 2006 (the Circular) and the US Memorandum dated 31 March 2006 (the US Memorandum). Words and expressions defined in the Circular and the US Memorandum have the same meaning in this letter unless the context requires otherwise.

3 April 2006

To: PPM participants in the PacifiCorp Annual Incentive Plan Deferred Share Programme (the AIP)

Dear Participant

1.    INTRODUCTION

The Company has completed the sale of its US regulated business, PacifiCorp, to MidAmerican and it is now making arrangements to return £2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders (the Return of Cash).

Shareholders are being asked to approve the steps needed to implement the Return of Cash at an Extraordinary General Meeting (the EGM) which will be held on 4 May 2006.

The Company is making the Return of Cash by way of a B share structure which gives shareholders a choice as to when they receive their share of the proceeds from the Return of Cash and, depending on their tax residency, what tax treatment should apply to it. Further details of the Return of Cash are set out in the Circular and US Memorandum which you should receive shortly. If you do not receive copies of these documents, they can be viewed online at www.scottishpower.com

2    ScottishPower

2.    YOUR AIP ADSS

Since you are an ADS holder by virtue of the ADSs you hold under the AIP you will be able to vote at the EGM and participate in the Return of Cash. You will therefore receive B Shares and New ADSs.

You may elect for the B Share Alternative you would like. You should read the Circular and US Memorandum for details of the actions you must take and the choices you have as a shareholder. To make your choice in respect of the B Shares that you receive you should complete and return the ADS Holder Election Form which is enclosed with the US Memorandum.

The Return of Cash will be followed by a consolidation of the share capital of the Company (or what you might refer to as a “reverse stock split”), further details of which can be found on page 12 in the Circular. The effect of the Share Capital Consolidation will be that, for every 63 Existing ADSs an ADS Holder holds, they will receive 50 New ADSs. This will result in an ADS Holder owning fewer New ADSs than Existing ADSs owned immediately prior to the Return of Cash, but they will still own the same proportion of the Company as they did before.

The ADSs held by you under the AIP were awarded to you on terms that require you to refrain from selling them for three years (i.e. before May 2008) except in circumstances of financial hardship. This means that after the Share Capital Consolidation, you must continue to hold the ADS shares in the plan for the remainder of the three year period. You are also reminded that if you are subject to the requirements of the Company’s share dealing code you must seek clearance to deal in the shares of the Company. Clearance will not be given if the Company is in a prohibited period, which it will be from 3 April 2006 until 24 May 2006.

Please note that neither the Company nor any of its employees can give you any personal financial advice nor advise you about what action you should take. If you have any queries, please contact the ADS Helpline on +1-866-214-7591 or Linda Wah on +1-503-796-7129.

Yours faithfully

Stephen Dunn

For and on behalf of

ScottishPower plc

Printed by RR Donnelley, 97811LET3